UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2017

ENTERCOM COMMUNICATIONS CORP.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-14461	23-1701044
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

401 E. City Avenue, Suite 809 Bala Cynwyd, Pennsylvania	19004
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (610)-660-5610

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On November 1, 2017, Entercom Communications Corp. (“Entercom”) announced a series of developments in connection with the previously announced merger (the “Merger”) between Entercom and CBS Radio Inc. (“CBS Radio”), a wholly owned subsidiary of CBS Corporation (“CBS”), including:

•	A consent decree among Entercom, CBS Radio and CBS, and the Antitrust Division of the U.S. Department of Justice (the ”DOJ”) that will resolve the DOJ’s investigation into the Merger;

•	Asset exchange agreements with iHeart Media, Inc. (“iHeart”) and Beasley Broadcast Group, Inc. (“Beasley”) in respect of stations in Boston, Seattle, Richmond and Chattanooga; and

•	Local marketing agreements with Bonneville International Corporation (“Bonneville”) in respect of stations in San Francisco and Sacramento.

In connection with these developments, Entercom expects the Merger to close as early as November 17, 2017, pending approval from the Federal Communications Commission (the “FCC”).

Additionally, on November 1, 2017, David Field, President and Chief Executive Officer of Entercom, sent an email to all employees of Entercom announcing these developments.

Copies of the press release and email are filed as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and both are incorporated by reference in their entirety to this Item 8.01.

Consent Decree

On November 1, 2017, Entercom announced that the parties to the Merger have agreed to a consent decree with the DOJ that will resolve the DOJ’s investigation into the Merger. The consent decree provides for the divestiture of certain radio stations and a “hold separate” order that requires the parties to keep the divestiture assets separate until the divestitures are completed. Upon signature by the United States District Court for the District of Columbia of the “hold separate” order and the DOJ’s entry of “early termination” of the waiting period under the Hart-Scott-Rodino Antitrust Improvement s Act, the DOJ review of the Merger will be complete.

iHeart Asset Exchange Agreement

On November 1, 2017, Entercom announced that it has entered into an asset exchange agreement with iHeart, pursuant to which iHeart will receive four stations in Boston and three stations in Seattle. In exchange, Entercom will receive six stations in Richmond and four stations in Chattanooga. As a result of this exchange agreement, Entercom will enter two new markets: Richmond and Chattanooga. The asset exchange agreement with iHeart is expected to be consummated in the first quarter of 2018.

Beasley Asset Exchange Agreement

On November 1, 2017, Entercom announced that it has entered into an asset exchange agreement with Beasley, pursuant to which Beasley will receive one station in Boston and Entercom will receive one station in Boston and $12 million in cash consideration. The asset exchange agreement with Beasley is expected to be consummated in the first quarter of 2018.

Bonneville Local Marketing Agreements

On November 1, 2017, Entercom announced that it has entered into local marketing agreements with Bonneville, pursuant to which Bonneville will program four stations in San Francisco and four stations in Sacramento. These local marketing agreements will become effective upon the closing of the Merger.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated as of November 1, 2017.

99.2	Email from David Field, dated as of November 1, 2017.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “projects,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed combination with CBS Radio; risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom and CBS to the extent they relate to CBS Radio). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information has been filed with the SEC

Entercom has filed with the SEC a registration statement on Form S-4, which will constitute a prospectus of Entercom, and a proxy statement relating to the special meeting of Entercom shareholders (together, the “proxy statement/prospectus”), CBS has filed with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio has filed with the SEC a registration statement on Form S-1 and Form S-4 that will constitute a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders can obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS or CBS Radio).

Participants in the Solicitation

Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2016, and their Proxy Statements on Schedule 14A, filed on March 17, 2017 and April 7, 2017, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Entercom Communications Corp.

Dated: November 1, 2017	By:	/s/ Andrew P. Sutor, IV
	Name:	Andrew P. Sutor, IV
	Title:	Senior Vice President and Secretary